EXHIBIT 99.1

05/CAT/15

FOR IMMEDIATE RELEASE

03.30 BST, 10.30 EST Wednesday 5 October 2005

For Further Information Contact:
Cambridge Antibody Technology
Tel: +44 (0) 1223 471 471
Peter Chambré, Chief Executive Officer
John Aston, Chief Financial Officer
Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe) Tel: +44 (0) 20 7067 0700 Kevin Smith Yvonne Alexander Rachel Taylor
BMC Communications/The Trout Group (USA) Tel: 001 212 477 9007 Brad Miles, ext 17 (media) Brandon Lewis, ext.15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS RECENT PROGRESS IN LICENSED PRODUCT CANDIDATES

Cambridge, UK… Cambridge Antibody Technology (LSE: CAT; NASDAQ: CATG) today acknowledges the announcements this week by Human Genome Sciences, Inc (HGSI) and Abbott Laboratories relating to LymphoStat-B™, ABthrax™ and HUMIRA®.

LymphoStat-B (belimumab) is a fully human anti-BLyS monoclonal antibody licensed by CAT to HGSI. HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE) and rheumatoid arthritis (RA). In an announcement dated 5 October 2005, HGSI announced that the results of a Phase II clinical trial demonstrated that LymphoStat-B was safe, well tolerated, and showed signs of clinical effect in patients with SLE, although the drug did not meet the overall primary efficacy endpoints of reducing the signs and symptoms of SLE at Week 24 as measured by SELENA SLEDAI, or increasing the time to first SLE flare over 52 weeks. LymphoStat-B reduced the signs and symptoms of SLE at Week 52 at a level of statistical significance in seropositive patients, a subgroup that represented 75% of the study's patient population, as measured by both SELENA SLEDAI (p=0.021) and the Physician's Global Disease Assessment (p=0.016). Trends to greater reduction in prednisone therapy also were observed across the active study population. Based on these results, HGSI stated that it now has a path forward to Phase III for LymphoStat-B in SLE.

Further information on LymphoStat-B can be found on the HGSI website: www.hgsi.com.

ABthrax is a fully human monoclonal antibody licensed by CAT to HGSI. HGSI is developing ABthrax for use in the treatment of anthrax disease. In an announcement dated 3 October 2005, HGSI announced that it has been awarded a two-phase contract to supply ABthrax, a human monoclonal antibody developed for use in the treatment of anthrax disease, to the US Government. Under the first phase of the contract, Human Genome Sciences will supply ten grams of ABthrax to the US Department of Health and Human Services (HHS) for comparative in vitro and in vivo testing. Under the second phase of the contract, under the Project BioShield Act of 2004, the US Government has the option to place an order within one year for up to 100,000 doses of ABthrax for the Strategic National Stockpile, for use in the treatment of anthrax disease. The HHS comparative testing results, along with HGSI's own preclinical and clinical study results, will form the basis of the US Government's decision process for exercising its option for additional product for the Strategic National Stockpile.

Further information on ABthrax can be found on the HGSI website: www.hgsi.com

HUMIRA (adalimumab) is a fully human anti-TNFα monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and now approved for marketing as a treatment for RA. In an announcement dated 4 October 2005, Abbott Laboratories announced it has simultaneously submitted a supplemental Biologics License Application (sBLA) with the US Food and Drug Administration (FDA) and a Type II Variation to the European Medicines Agency (EMEA) seeking approval to market HUMIRA as a treatment for ankylosing spondylitis, an inflammatory disease of the spine and spinal joints.

Additionally, on 4 October 2005, Abbott announced that the FDA approved HUMIRA as a first-line treatment of recent onset moderate to severe RA. The EMEA granted similar approval in August 2005.

Further information on HUMIRA can be found on the Abbott website: www.abbott.com.

Notes to Editors:
Cambridge Antibody Technology (CAT):

Business:

           CAT is a biopharmaceutical company, aiming to bring improvements to seriously ill patients' lives and thereby create outstanding returns for shareholders. CAT seeks to develop products independently and in collaboration with partners, using its capabilities and technologies in the discovery and development of new and innovative antibody medicines in selected therapeutic areas. CAT also seeks to licence its technologies to enable others to develop new medicines.

           CAT has strong financial foundations which arise from its balance sheet strength and the revenue stream from HUMIRA® royalties. The diversified pipeline of licensed antibody product candidates offers good prospects for growth in the medium term and significant longer term opportunities arise from CAT's proprietary development and alliances, especially with Genzyme and AstraZeneca.

Products:

           HUMIRA, licensed to Abbott, is the first CAT-derived antibody to be approved for marketing. It was isolated and optimised in collaboration with Abbott and has been approved for marketing as a treatment for rheumatoid arthritis (RA) in 57 countries, and for psoriatic arthritis and early RA in some European countries and the US.

           There are six further CAT-derived antibodies licensed to partners at various stages of clinical development, including ABT-874 (Abbott), LymphoStat-B, HGS-ETR1, HGS-ETR2 (all Human Genome Sciences (HGSI)) and MYO-029 (Wyeth). CAT has also licensed its proprietary technologies and patents to several companies. CAT's licensees include Abbott, Amgen, Chugai, Dyax, Genzyme, HGSI, Merck & Co, Micromet, Pfizer and Wyeth, and three antibody drug candidates are in clinical development at patent licensees.

           There is one proprietary CAT human therapeutic antibody product candidates in clinical development, CAT-354, and one in pre-clinical development with Genzyme, GC-1008.

Collaborations

           CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFβ, a family of proteins associated with fibrosis and scarring, and with potential application in the treatment of some cancers.

           CAT has a major strategic alliance with AstraZeneca to discover and develop human antibody therapeutics, principally in inflammatory disorders. This provides CAT with the opportunity to build a substantial pipeline of antibody therapeutics with a significant pharmaceutical partner.

           CAT has a co-development collaboration with Amrad against GM-CSF Receptor, a potential drug target in the development of RA.

Science:

           CAT has an advanced proprietary technology for rapidly isolating human monoclonal antibodies using Phage Display and Ribosome Display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies, which form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

Business Background:

           Based near Cambridge, UK, CAT currently employs around 290 people.

           CAT is listed on the London Stock Exchange (CAT) and on NASDAQ (CATG).

           More information can be found at www.cambridgeantibody.com

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.